Consent of Independent Registered Public Accounting Firm

IndAS Green Acquisition Corporation
Grand Cayman, Cayman Islands

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated February 28, 2008, except for Notes 1, 3, 6 and 8 as to which the date is July 11, 2008, relating to the financial statements of IndAS Green Acquisition Corporation (the “Company”), which is contained in that Prospectus. Our report contains an explanatory paragraph regarding uncertainties as to the ability of the Company to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO Seidman, LLP

New York, New York

September 2, 2008